UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GILDAN ACTIVEWEAR INC.
(Exact name of registrant as specified in its charter)

Canada	01-14830	98-0168992
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

600 de Maisonneuve Boulevard West Montreal, Quebec, Canada	H3A 3J2
(Address of principal executive offices)	(Postal Code)

Rabih (Rob) Assal +1 416-294-4670
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, ____.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Introduction

Gildan Activewear Inc. (“Gildan” or the “Company”) is submitting this special disclosure report on Form SD as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 adopted by the U.S. Securities and Exchange Commission (the “SEC”) and known as the “conflict minerals rule” (the “Conflict Minerals Rule”). The Conflict Minerals Rule implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which requires issuers of securities that are required to file annual and quarterly reports with the SEC to publicly disclose certain information regarding tantalite (coltan; i.e. tantalum), cassiterite (i.e. tin), wolframite (i.e. tungsten) and gold (“3TG”) necessary to the production or functionality of products that they manufacture or contract to manufacture.

This disclosure describes (a) the Company’s reasonable country of origin inquiry (the “RCOI”) for the year ended December 31, 2025 (the “2025 Reporting Period”) conducted to determine whether 3TG in products that the Company manufactures or contracts to manufacture originated in the Democratic Republic of Congo or adjoining countries (collectively the “Covered Countries”), and (b) based on the results of the RCOI, the Company’s determination as to the origin of the 3TG in products that the Company manufactures or contracts to manufacture.

All references in this special disclosure report on Form SD to websites are inactive textual references, and information contained in or otherwise accessible through Gildan’s website does not form part of this special disclosure report.

Company Overview

Gildan is a leading manufacturer of everyday basic apparel with a vertically integrated global supply chain spanning multiple regions. The Company’s product offering includes activewear, underwear, and socks, which are sold to a broad range of customers, including wholesale distributors, screenprinters and embellishers, retailers operating through physical stores and e-commerce platforms, as well as global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, primarily under Company-owned brands including Gildan®, Hanes®, Comfort Colors®, American Apparel®, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Comfort Wash®, as well as Champion® which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. Additional information regarding the Company’s ESG practices is available on its website.

Due to its position as a downstream manufacturer with no direct sourcing from mines, smelters, or refiners, Gildan does not directly source any minerals from mines, smelters or refiners. 3TG included in Gildan’s products are in components acquired from suppliers, and Gildan is typically several tiers removed from the origin of the ores.

RCOI Methodology

Gildan reviewed its product portfolio and corresponding bills of materials during the 2025 Reporting Period in order to identify components containing 3TG that are necessary to the functionality or production of its products. This review focused on identifying metallic trims, accessories, and components that may contain 3TG, including but not limited to zippers, snaps, grommets, buttons, and other functional or decorative elements. Based on this assessment, the Company identified a population of direct suppliers associated with these components as in scope for its reasonable country of origin inquiry. The identification of in-scope components and suppliers informed the Company’s subsequent data collection and inquiry process.

During the 2025 Reporting Period, the Company identified a broader range of in-scope products and components containing metallic trims, including but not limited to: underwires, hooks and eyes, springs, ring slides, slides, rings, buckles, plates, closures, charms, maternity clips, zippers, buttons, nylon-coated rings, earring hooks, metal buttons, metal tips of drawcords, toggles, hat adjusters, hair pins, metal springs inside drawcord adjusters, and intimate accessories (collectively, the “Metallic Components”). These Metallic Components are incorporated across a range of products, including apparel (e.g., bras, sleepwear, hoodies, joggers, underwear, pants, jackets, sweatshirts with zippers or ¼ zippers, and accessories such as caps and bags).

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Supplier Scope and Data Collection

Given that the scope encompasses goods manufactured or purchased in 2025, a total of 79 direct suppliers were identified as in-scope for conflict minerals compliance. The Company received 133 CMRT responses, representing a 100% response rate. These responses included 52 sourced vendors, 27 material suppliers, and 54 third-party vendors. Gildan requested that each in-scope supplier complete the Conflict Minerals Reporting Template (“CMRT”) , a standardized reporting template developed by the Responsible Mineral Initiative (the “RMI”) as a common means for the collection of sourcing information related to conflict minerals.

The Company reviewed responses for completeness, internal consistency, and plausibility, and conducted follow-up inquiries where necessary.

Results of the RCOI

The in-scope suppliers responded to the Company’s inquiry by completing the latest version of the CMRT and provided the Company with written assurances that none of the in-scope products sold to Gildan or supplied during the 2025 Reporting Period contain 3TG that have originated from the Covered Countries.

Based on the suppliers’ responses, 3TG were intentionally added by 16 vendors, and the associated materials were reported to originate from 335 smelters or refiners.

It should be noted that the suppliers who purposefully added 3TG represented that they conduct their own RCOI with their respective direct suppliers using the CMRT or a substantially similar questionnaire. In addition, such suppliers represented that they maintain a conflict minerals sourcing policy and identified the smelters believed to be involved in the smelting of such 3TG.

Tin remains the most prevalent 3TG identified in the Metallic Components, with reported concentrations below 3,000 parts per million (ppm).

Based on the information obtained through the RCOI, the Company has no reason to believe that the necessary 3TG contained in the in-scope products originated in the Covered Countries.

Conclusion

Based on the RCOI described above, Gildan determined that the 3TG contained in the in-scope products did not originate in the Covered Countries or are believed to have been sourced from conformant smelters and refiners. Accordingly, the Company is not required to perform further due diligence or file a Conflict Minerals Report for the 2025 Reporting Period.

Gildan has posted this disclosure Form SD to its website at https://gildancorp.com/en/conflict-minerals/.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: May 28, 2026	By:	/s/ Rob Assal
		Name:	Rabih (Rob) Assal
		Title:	Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary

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